Solar for Healthcare Facility

Regulation Crowdfunding Form C

Offering Statement

Mission Energy Inc. - Equipment Safe Harbor Loan

Target Offering Amount: $531,225

Maximum Offering Amount: $637,225

Interest Rate per Year: 9.50%

Maturity Date: 01/01/2028

Minimum Investment: $10

Incremental Amounts: $1

Table of Contents

Disclosures

A crowdfunding investment involves risk, you should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company's Offering materials, the words estimate, project, believe, anticipate, intend, expect, and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views concerning future events and are subject to risks and uncertainties that could cause the Company's actual results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this Offering or to conform these statements to actual results or changes in our expectations.

Updates

If applicable, any updates on the status of this Offering may be found on the Climatize Platform https://climatize.earth/.

About this Form C

The Offering is being made through Climatize Earth Securities LLC ("Climatize") in its capacity as a registered funding portal intermediary. Information about Mission Energy Inc. (the "Issuer") is provided on the Offering Page maintained for this Offering by Climatize, which is located on the Climatize Platform (https://climatize.earth/). Material documents are attached as exhibits and may be updated from time to time, and which are expressly incorporated by reference into this Form C.

In addition to its role as intermediary, Climatize also serves as Administrative Agent on behalf of Investors pursuant to the Offering Materials including all material documents.

Investors should rely only on the information contained in this Form C when considering an investment. The Issuer has not authorized anyone to provide additional or different information beyond what is included in this Form C. The offer to sell and solicitation of offers to buy the Securities are being made only in jurisdictions where such offers and sales are legally permitted.

The information contained in this Form C is believed to be accurate, in all material respects, only as of the date of the Form C, regardless of the time of delivery or any subsequent sale of Securities. The Issuer's business, financial condition, results of operations, and prospects may have changed since that date. Statements regarding the content of any agreements or documents included herein are summaries only, and as such, may be selective and incomplete. These statements are qualified in their entirety by reference to the actual agreements or documents which materially affects Investor rights.

The Issuer will provide the opportunity to ask questions of and receive answers from the Issuer's management concerning terms and conditions of the Offering, the Issuer, or any other relevant matters, and any additional reasonable information to any prospective Investor before the consummation of the sale of the Securities. This Form C does not purport to contain all of the information that may be required to evaluate this Offering, and any recipient hereof should conduct its independent analysis. The statements of the Issuer contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C.

The Issuer does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time after the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose. As of the date hereof, this Offering is available for sale in all 50 states, Washington, D.C., and US territories. Restrictions on reselling are detailed in Appendix 1.

Capitalized terms in this document shall have the meaning set forth in Regulation Crowdfunding, 17 C.F.R. Section 227.100 et seq., in common financial usage or as defined in Appendix 5.

Attestations

Requirements for Filing Form C

The Issuer, with its principal place of business at 42020 Village Center Plaza Ste 120 #650 Aldie Virginia 20105 United States and its website address www.mission.energy has certified that all following statements are TRUE, in all material respects, for the Issuer in connection with this Offering:

1. It is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

2. It is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

3. It is not an investment company registered or required to be registered under the Investment Company Act of 1940.

4. It is not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.

5. It has filed with the Commission and provided to Investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such a shorter period that the Issuer was required to file such reports).

6. It is not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

7. It is not currently subject to any bad actor disqualifications under any relevant U.S. securities laws.

Representation Attestation

The content of Form C is based entirely upon the Issuer's representations. Issuer hereby certifies and attests that, to the best of their knowledge, the information provided in Form C is true, accurate, and complete to the best of their knowledge at the time of this attestation.

The Issuer acknowledges that Climatize serves as both the registered intermediary and the Administrative Agent for Investors in the Offering.

This attestation is made with the understanding that it may be relied upon by Climatize for legal and official purposes. The Issuer understands the legal and binding nature of this attestation and acknowledges that any false or misleading information provided herein may have legal consequences.

This Agreement shall be construed and interpreted by the laws of the State of Delaware.

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Date: ___2025-09-22___

Robert Quist

_____

Robert Quist
Chief Investment Officer

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

Business

Description of Business

This investment is in the Issuer, Mission Energy Inc.

About Mission Energy Inc.

Mission Energy was founded in 2019 by six like-minded commercial solar energy entrepreneurs. Together, they drew on their collective expertise in consulting, clean energy, project finance, and construction management.

Since 2019, Mission Energy has partnered with clients across the United States, successfully completed more than 50 commercial solar projects totaling across 15 states. Together with the Catholic Climate Covenant, Mission Energy has developed and managed a standout program, Catholic Energies, which aids Catholic organizations seeking to transition to clean energy.

About the Solar for Healthcare Facility project.

This loan supports the installation of solar at a medical warehouse facility in Minneapolis, Minnesota, operated by Allina Health System. The facility serves healthcare operations and logistics for the Allina network.

Through this offering, proceeds will be used to purchase solar equipment in advance of construction. This strategy, known as safe harboring, enables the project to secure eligibility for the federal Investment Tax Credit by locking in incentives before full construction begins. By investing in equipment up front, the project guarantees access to federal benefits that will reduce long-term costs and strengthen financial performance.

The loan is backed by the equipment itself and will be refinanced. Investors in this offering are helping the facility lower energy costs, support healthcare operations, and advance clean energy in the built environment in Minneapolis.

The Offering

Purpose of the Offering

The purpose of this offering is to finance the purchase of solar equipment for the medical warehouse facility in Minneapolis, Minnesota (operated by Allina Health System), enabling the project to qualify for federal Investment Tax Credits through safe harboring and paving the way for full construction financing. Nothing in this Offering or related documents shall be construed as a guarantee that the Project Portfolio will be completed, achieve commercial operation, or generate revenue. The Issuer shall not be liable for failure to complete any specific project provided that proceeds have been used in accordance with the Offering Materials.

Use of Proceeds

The Issuer is seeking to raise $531,225 (the "Target Offering Amount") to $637,225 (the "Maximum Offering Amount").

	Target Offering Amount	Maximum Offering Amount
Net Proceeds	$500,000.00	$600,000.00
Origination Fee (5%)	$25,000.00	$30,000.00
Servicing Fee (0.5% annually)	$5,000.00	$6,000.00
Other Expenses	$1,225.00	$1,225.00
Total Offering Proceeds	**$531,225.00**	**$637,225.00**

Use of Net Proceeds: Projects

Safe harbor equipment for the medical warehouse facility in Minneapolis.

Use of Net Proceeds: Legal & Accounting

Issuer will cover legal, accounting, insurance, and related compliance costs.

Financing Terms

An Origination Fee equal to 5.00% of the Offering Amount raised, payable in full on the Issuance Date, plus an annual Servicing Fee of 0.50% for the Term of Loan. Other filing fees or third-party fees may apply.

Directors, Officers, and Employees

The following individuals currently serve as directors or executive officers of the Issuer. All directors also serve on the Issuer's governing board.

Robert Quist

Entrepreneurial professional with a proven record of conceiving, launching and managing successful projects. Vast network of contacts in the renewables and energy space, including warm relationships with people and companies in development, finance, construction, technology and equipment manufacturing. Cosmopolitan executive with years of experience living abroad in Asia and Latin America, with a high comfort level in cross-cultural situations from business communications to social occasions. Solid leadership skills; able to build and guide top-performing project teams. Expertise in financial analysis and business modeling, with strong focus on financing structures, budget forecasting, P&L management and the bottom line. Adept at communicating with people at all levels of an organization.

Principal Occupation: Chief Investment Officer
Employer: Mission Energy Inc.
Dates of Service: November 2019 – Present

Employer: Catholic Energies Program
Title: Financial Services
Dates of Service: Jan 2019 – Present

Page Gravely

Page has over 25 years of national and global client services experience. His companies have focused on the improvement of operating, financial, technology and environmental performance practices. Page has a Masters in Environmental Management from Duke University's Nicholas School and a BA from the University of North Carolina-Chapel Hill. Page lives in North Carolina.

Principal Occupation: President
Employer: Mission Energy Inc.
Dates of Service: Jan 2017 – Present

Dan Last

Dan has more than a decade of experience helping clients maximize the value of their facility investments through innovative financing, measurement & verification and data management processes. Dan has a Master of Business Administration from the University of Colorado, Boulder as well as a BA, BS and Master of Education from Boston College. He lives in Virginia with his wife and their three boys.

Principal Occupation: Chief Development Officer
Employer: Mission Energy Inc.
Dates of Service: Aug 2025 – Present

Principal Occupation: Co-Chief Executive Officer, Head of Project Development
Employer: Mission Energy Inc.
Dates of Service: Jul 2023 – Aug 2025

Principal Occupation: Chief Executive Officer
Employer: Mission Energy Inc.
Dates of Service: Apr 2022 – Jun 2023

Principal Occupation: Chief Operating Officer
Employer: Mission Energy Inc.
Dates of Service: Nov 2019 – Apr 2022

Employer: Catholic Energies Program
Title: Program Manager
Dates of Service: Jul 2016 – Present

Jeff Rauenhorst

Client first, entrepreneurial executive. I have built and scaled double-bottom-line businesses in the renewable energy, environmental technology, artificial intelligence, IoT, prescriptive analytics, and controls markets. My mission is to make the Catholic Church the most efficient and renewable religious organization in the US, as well as help all nonprofits finance and implement renewable energy projects. Previously I have focused on long-term customer success with 12+ years of successfully helping data center customers meet their cooling reliability, efficiency, and operational objectives.

Specialties: Solar, Financing, Renewable Energy, Business Development, Sales, Strategy & Strategic Planning, Team Leadership, Renewable Energy, Environmental Action, Analytics, Vigilent, Data Centers, Cooling Systems, and Operational Excellence,

Principal Occupation: Co-Chief Executive Officer
Employer: Mission Energy Inc.
Dates of Service: Jul 2023 – Present

Principal Occupation: Executive Vice President, Project Development
Employer: Mission Energy Inc.
Dates of Service: Oct 2021 – Jun 2023

Principal Occupation: Executive Vice President, Asset Management
Employer: Mission Energy Inc.
Dates of Service: Aug 2021 – Jun 2023

Principal Occupation: Vice President, Strategic Initiatives
Employer: Mission Energy Inc.
Dates of Service: Mar 2020 – Aug 2023

Employer: Catholic Energies Program
Title: Executive Vice President, Asset Management and Project Development
Dates of Service: Aug 2021– Present

Employer: Catholic Energies Program
Title: Strategic Initiatives
Dates of Service: Mar 2020 – Aug 2021

Principal Security Holders

Name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of twenty (20) percent or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power. Mission Energy Founders LLC owns 78% of the Issuer's voting shares. Mission Energy Founders is owned by the following individuals:

Full Name	Ownership (%)
Dan Last	22.5%
Page Gravely	22.5%
Robert Quist	22.5%

Current Employees

As of the date of this Form C, the issuer currently has 7 full-time employees. The Issuer does not currently employ any part-time or seasonal staff.

Terms of the Offering

Summary

You are purchasing a Debt Note. Below is a summary of the terms the Issuer is offering (the "Offering").

Security

- Instrument: Equipment Safe Harbor Loan

- Target Offering Amount: $531,225.00

- Maximum Offering Amount: $637,225.00

- Interest Rate: 9.50% per annum (fixed)

- Offering Period: 09/23/2025 to 12/22/2025 ("Offering Close Date")

- Term: 24-months from the Issuance Date (the first day immediately following the Offering Close Date)

The Notes are governed by this Form C. Capitalized terms not defined herein are defined in those documents.

Minimum Investment

The minimum investment for this Offering is $10, and additional amounts may be invested in increments of $1 thereafter.

Terms & Conditions: Equipment Safe Harbor Loan

Summary Description. This Offering provides safe harbor equipment financing through notes (the "Notes") to support the medical warehouse solar project in Minneapolis, Minnesota (operated by Allina Health System). Proceeds will fund the upfront purchase of solar equipment, enabling the project to qualify for the federal Investment Tax Credit under IRS safe harbor guidelines.

The Notes are intended as a bridge to full construction financing and tax equity investment. Repayment is expected to occur at or before maturity through proceeds of permanent project financing. The Notes are secured obligations of the Issuer, supported by the purchased equipment and guaranteed by Mission Energy Inc. Nothing in this Offering or related documents shall be construed as a guarantee that the Project will be completed, achieve commercial operation, or generate revenue.

Repayment Terms.

- **Interest Only:** The Notes bear interest at 9.50% per annum, payable quarterly on January 1, April 1, July 1, and October 1.

- **Maturity:** All outstanding principal and accrued interest are due in full on the 24-month maturity date (expected to be January 1, 2028, based on a targeted Issuance Date of December 22, 2025).

- **Payment Reserve:** A Payment Reserve Account will be funded with at least one quarterly interest payment and maintained in accordance with the Payment Waterfall.

Collateral.

The Notes are secured by certain development-stage assets and contractual rights of the Project, including:

- All project equipment, systems, and related infrastructure components (if applicable)

- Interconnection queue positions, deposits, and fees

- Material project contracts including EPC, O&M, and site control agreements

- Any leasehold mortgage, easement, or real property rights related to the site

- Equity interests in the Issuer or project entity

- The Payment Reserve Account

The Issuer's obligations are also guaranteed by Mission Energy Inc. Investor rights to collateral may be subordinated in the future to a senior lender pursuant to a Subordination or Intercreditor Agreement.

Use of Proceeds Restrictions.

The proceeds from the issuance of the Notes shall be used solely to fund equipment related purchases, including downpayments and deposits. Issuer may use the funds upon receipt of written consent of the Administrative Agent for other project-related expenses.

If a Borrower entity is designated by the Issuer, such proceeds shall be disbursed to and used by the Borrower exclusively for the purposes described above, in accordance with the terms of the Term Sheet and any applicable intercompany agreements.

Note proceeds may not be used for general administrative expenses, corporate overhead, salaries, or selling, general, and administrative (SG&A) costs unrelated to the development and financing of the specific project for which the Notes were issued.

Permitted Financing and Distributions.

The Issuer may obtain tax equity, construction debt, or project-level financing for the Project. These financings will not trigger acceleration or prepayment of the Notes, provided the Issuer remains current on obligations and collateral is not impaired. Distributions may not be made from Offering proceeds and must comply with the Payment Waterfall.

Payment Waterfall.

Distributions from the Payment Reserve Account and project cash flows will follow this order of priority:

1. Reimbursement of unpaid administrative or compliance expenses

2. Accrued interest payable to Investors

3. Principal repayment to Investors

4. Replenishment of the Payment Reserve Account

5. Any remaining balance to the Issuer, provided no default exists

Change of Control / Sale of the Issuer

Upon a Change of Control, all outstanding principal and accrued interest become immediately due and payable. "Change of Control" includes:

- Sale of all or substantially all of the Issuer's assets or equity

- Change in more than 50% of the voting power of the Issuer

- Merger or reorganization where existing control is diluted below 50%

Default

Event of Default. Failure to pay interest or principal, breach of obligations, insolvency, fraud or misrepresentation, improper use of proceeds, loss of required permits, or dissolution of the Issuer.

Notice of Default. Issuer must notify Investors within 5 days of any default or material adverse event.

Remedies. Subject to a 30-day cure period, Climatize (as Administrative Agent) may accelerate repayment, apply reserve funds, or enforce collateral rights. Default interest accrues at the contractual rate + 2%.

Description of Securities

The securities are promissory notes representing fixed-income obligations of the Issuer. Noteholders are creditors, not equity holders, and have no ownership or conversion rights. In bankruptcy or liquidation, Noteholders rank above equity holders but may be subordinated to any future senior lenders. Repayment is not guaranteed and depends on available cash flows and enforceable collateral rights.

Limitations on Voting Rights

Noteholders have no voting rights in the Issuer's governance. In bankruptcy, Noteholders may have creditor rights under applicable law.

Modification and Termination

The Issuer may not modify the Notes after closing. Any material changes prior to closing require investor reconfirmation under Regulation Crowdfunding.

Transfer Restrictions Under Regulation CF

The securities may not be during the first year except:

- The Issuer

- An accredited investor

- As part of a registered offering

- To a member of the family of the purchaser or the equivalent, trust or in connection with the death or divorce of the purchaser or other similar circumstance.

After one year, all transfers require prior written consent from the Issuer to ensure accurate investor records.

Valuation Methodology

The Notes are issued at par value (principal invested) with an interest rate of 9.50% per annum, reflecting market terms for early-stage, development-risk project finance securities.

Financial Condition

Forward Looking Statements

THIS SECTION CONTAINS CERTAIN FORWARD-LOOKING FINANCIAL STATEMENTS AND/OR PROJECTIONS. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE PROJECTED IN SUCH FORWARD-LOOKING STATEMENTS AND PROJECTIONS AS A RESULT OF VARIOUS FACTORS, INCLUDING THE RISKS TYPICALLY ASSOCIATED WITH THIS TYPE OF ENTERPRISE AND CHANGES IN THE MARKET. ISSUER UNDERTAKES NO OBLIGATION TO PUBLICLY RELEASE THE RESULT OF ANY REVISIONS TO THESE FORWARD-LOOKING STATEMENTS AND PROJECTIONS THAT MAY BE MADE TO REFLECT EVENTS OR CIRCUMSTANCES THAT OCCUR AFTER THE DATE OF THIS OFFERING STATEMENT OR TO REFLECT THE OCCURRENCE OF ANY UNANTICIPATED EVENTS.

Financial Condition of the Issuer and Financial Statements

The consolidated financial statements of Mission Energy Inc. for the fiscal years ended December 31, 2024, and December 31, 2023, have been audited by AAK CPA LLC in accordance with U.S. GAAP and are included in Appendix. The independent auditor issued an unqualified opinion, stating that the financial statements present fairly, in all material respects, the financial position and results of operations of Mission Energy Inc.

Financial Milestones & Anticipated Revenues

Mission Energy has transitioned from early-stage development into active revenue generation. For the year ended December 31, 2024, the Company reported $14.45 million in operating revenues, primarily from construction management fees, compared to $7.20 million in 2023. Gross income was $2.68 million in 2024, consistent with $2.81 million in 2023, reflecting significant growth in project volume and scale. Net income increased to $379,520 in 2024 from $12,170 in 2023, marking the Company's second consecutive year of profitability.

Cash Flows

Operating activities generated $2.35 million of positive cash flow in 2024, compared to an outflow of $1.07 million in 2023. The Company ended 2024 with $2.65 million in cash on hand, a substantial increase from $57,345 at year-end 2023. Financing activities contributed $241,909 in net cash inflows during 2024, primarily from loan facilities, while $255,000 in notes payable was retired during the year.

Liquidity and Capital Resources

As of December 31, 2024, Mission Energy reported total assets of $3.32 million and total liabilities of $4.87 million, resulting in a shareholder deficit of $1.55 million. The capital structure includes loans payable of $2.10 million and notes payable of $460,000, alongside accrued construction-related expenses of $1.72 million. Liquidity has improved materially with increased revenues, cash flow from operations, and expanded financing facilities. Ongoing liquidity will depend on proceeds of this Offering, sponsor equity, and project-level financing. A Payment Reserve Account will be funded at issuance with at least one quarterly interest payment to support Note servicing.

Use of Funds for This Offering

Proceeds from this Offering will be used to acquire solar equipment for the project to establish ITC safe harbor eligibility. Funds will also cover associated legal, accounting, and professional costs as well as capitalization of a Payment Reserve Account. Offering proceeds will not be used for unrelated overhead, salaries, or distributions.

Capitalization and Indebtedness

Operations to date have been financed through shareholder contributions, loans, and project-level debt facilities. The Company does not currently have senior institutional debt outstanding, although project-specific loans are secured against individual assets. The Notes issued under this Offering will be secured obligations of the Issuer and guaranteed by Mission Energy Inc. Investor claims may be subordinated to senior lenders in the future, consistent with standard project finance structures.

Regulatory Information

Tax

Investors will receive annual tax reporting information related to their investment, including IRS Form 1099-INT or any other required forms. Climatize will prepare a draft of all required tax forms, including the 1099-INT, and submit them to the Issuer for review and approval prior to issuance to Investors. Once approved, Climatize will deliver the finalized tax forms to Investors in accordance with applicable IRS deadlines.

Investors are responsible for keeping their tax identification and contact information current with Climatize and the Issuer to ensure proper delivery of tax documents.

Disqualification

No "Disqualifying Event" has been recorded concerning the Issuer, any of its predecessors, affiliated entities, directors, officers or beneficial owners under Rule 503 of Regulation Crowdfunding.

Annual Reports

The Issuer will electronically file an annual report with the SEC and post it on its website within 120 days of each fiscal year-end. Reports will be posted at: https://www.mission.energy/.

The Issuer will continue to comply with the ongoing reporting requirements under Regulation Crowdfunding until one of the following occurs:

1. The Issuer becomes subject to SEC reporting under Section 13(a) or Section 15(d) of the Exchange Act;

2. The Issuer has filed at least one annual report since its most recent Regulation Crowdfunding offering and has fewer than 300 holders of record;

3. The Issuer has filed annual reports for at least the three most recent years since its most recent Regulation Crowdfunding offering and has total assets of $10,000,000 or less;

4. All of the securities sold under Section 4(a)(6) of the Securities Act are repurchased or redeemed; or

5. The Issuer liquidates or dissolves in accordance with applicable state law.

Intermediary Role & Compensation

Climatize is a SEC-registered funding portal; it serves as the intermediary for this Offering under Regulation Crowdfunding. Climatize facilitates investor onboarding, payment processing, tax form assistance, and distribution of interest payments on behalf of the Issuer. Climatize is compensated through:

- A one-time origination fee equal of up to 5.00% of the total Offering Amount, payable at closing; and

- An annual servicing fee equal to 0.50% of the loan principal, payable throughout the Note term.

These fees are paid by the Issuer. Climatize also serves as Administrative Agent for the Investors and coordinates enforcement and payment matters.

Compliance Failures

The Issuer has not previously failed to comply with Regulation Crowdfunding requirements.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the Issuer and the terms of this Offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The SEC does not pass upon the merits of any securities offered or the terms of this Offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these securities are exempt from registration.

Project-Stage Risk

The Solar for Healthcare Facility project in Minneapolis is in the pre-development stage. There is no guarantee that it will reach notice-to-proceed (NTP), secure full construction financing, or achieve commercial operation. If the Project does not advance, Investors may lose their entire investment.

Interest-Only Structure and Balloon Payment

The Notes pay interest only during the term, with all principal due as a balloon payment at maturity. Repayment depends on the Project's ability to secure construction financing and tax equity investment. If these are delayed or unavailable, the Issuer may not have sufficient funds to repay principal.

No Current Revenue

The Project is not yet operational and does not generate cash flow. Repayment is not supported by ongoing revenues but depends on future financing and successful advancement of the Project.

Use of Funds Risk

Proceeds will fund the upfront purchase of solar equipment to safe harbor the Project for the federal Investment Tax Credit. These activities do not generate revenue directly and are dependent on the Issuer's ability to advance the Project and refinance the equipment loan.

Collateral Liquidity Risk

The Collateral consists, amongst other, of solar equipment purchased for the Project. While these assets have resale value, their liquidation in a default scenario may not yield full recovery for Investors.

Payment Waterfall and Reserve Account Limitations

Repayments follow a strict Payment Waterfall. Distributions to Investors are subordinate to servicing fees, reserve requirements, and other obligations. The Payment Reserve Account is limited to one quarter of interest payments and may not ensure timely or full repayment.

Issuer Liquidity Risk

The Issuer maintains limited working capital and relies on shareholder loans, project-level financing, and new capital raises. Delays in securing follow-on financing could impair repayment of the Notes.

Change of Control Risk

In the event of a Change of Control, all outstanding principal and interest become immediately due. If the Issuer cannot meet this obligation, Investors may experience repayment delays or losses.

Offering Failure Risk

If the Target Offering Amount is not met, the Offering will be canceled, and no Notes will be issued. Although funds will be refunded, project timelines may be disrupted.

Key Personnel Risk

The Issuer's success depends heavily on the continuity and availability of its leadership team. The loss of one or more key executives could delay development milestones or impair performance.

Regulatory Risk

Federal and state renewable energy incentives, interconnection policies, and utility contracting rules may change. Adverse developments could impact project economics and feasibility.

Crowdfunding Transfer Limitations

This Offering is made pursuant to Regulation Crowdfunding, which limits resale of securities for one year and may restrict liquidity thereafter. Investors should be prepared to hold the Note to maturity.

No Equity Participation

Investors are creditors, not equity holders. They are entitled only to debt service and do not benefit from long-term ownership or upside in the Project.

No Voting or Governance Rights

Investors have no governance authority or voting rights. In bankruptcy or restructuring, their rights may be limited to claims under the terms of this Form C.

Exhibit A- Term Sheet

(Full text of this Term Sheet can be provided upon request. The Term Sheet is incorporated by reference into the Form C and governs investors rights and obligations under this Offering.)

Appendix 1. Important Information About the Crowdfunding Process

Investors should read carefully.

Delivering Securities to Investors

The Issuer is conducting this Offering through Climatize Earth Securities LLC ("Climatize"), a FINRA-compliant regulated Funding Portal, to conduct the Regulation Crowdfunding Offering of the Securities. Securities will be delivered electronically.

Remuneration for Climatize

An Origination Fee equal to 5.00% of the Offering Amount raised, payable in full on the Issuance Date, plus an annual Servicing Fee of 0.50% for the Term of Loan. Other filing fees or third-party fees may apply.

Investing Process

To invest in the Offering, Investors must have an Account with Climatize and complete the identity verification (Know-Your-Customer, "KYC") and Anti-Money Laundering ("AML") screening. These checks are performed at no cost to the Investor. An Investor must be 18 years old. Climatize will collect basic personal information to meet compliance requirements. Non-US residents may be restricted from participating in the Offering depending on local securities laws. Additional information is available at: https://www.climatize.earth/educational-materials/. Investor funds will be held in escrow with North Capital Securities, an independent escrow agent, until the Offering closes.

Progress during an Offering

Climatize will display an investment progress bar and updates regarding the Offering on the Offering Page. Investors may submit questions to the Issuer via the "Discussion" tab on the Offering Page after signing into their account. Climatize will provide notifications about investment commitments, material changes, and Offering status by email.

Target Offering Amount and Maximum Offering Amount

An Issuer selects a minimum Target Offering Amount for a raise and may also select a Maximum Offering Amount. If the total amount of investor commitments does not meet or exceed the Target Offering Amount by the deadline for the Offering (Close Date), the Offering is canceled, no Securities will be sold, investors will receive a full refund of their investment commitment, with no interest or deductions, and the Issuer will not receive funds.

Cancellation

Investors may cancel their investment up to 48 hours before the Offering deadline. The intermediary will notify investors when the Target Offering Amount has been met.

If the Target Offering Amount is not met, the Offering will be cancelled, all funds will be returned, and no securities will be issued. If the Issuer meets the Target Offering Amount before the deadline, it may close the Offering early with at least five (5) business days' notice (unless a material change occurs, requiring reconfirmation).

If an investor does not reconfirm after a material change, the Investor's investment commitment will be canceled, and the committed funds will be returned.

Cancellations must be submitted through the Investor's Climatize account. To cancel:

1. Go to your Home Page on the Climatize platform.

2. Find the project in the "My Projects" list.

3. Click on the project, view your investment amount, and select "Cancel Investment".

4. Once canceled, Climatize will initiate a refund to your linked account.

If assistance is needed, please reach out to the Climatize via email: support@climatize.earth.

Early Close

If the Issuer reaches the Target Offering Amount in settled funds before the Offering Close date, the Offering has been available for investment for at least 21 days, there are at least 10 days left before the Offering's Close Date, and the Issuer continues to meet or exceed the Target Offering Amount in settled funds on the date of the expedited Offering deadline, the Issuer may choose to close the offering at an earlier date i.e., an "Early Close". Climatize will provide notice to all potential investors of the Early Close date via email, at least 5 business days before the Early Close date (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). The notice will inform investors of the anticipated Early Close date, their right to cancel an investment commitment for any reason up until 48 hours before the Early Close date, and whether the Issuer will continue to take commitments during the 48 hours.

Material Changes

In the case of a Material Change to the Issuer or the Offering terms during a raise, any Investor with a commitment to the Offering will receive a notification via their email on file of this Material Change and that their investment will be canceled unless the Investor reconfirms their investment within five (5) business days of receipt of the notice. If the Investor fails to reconfirm the investment within five (5) business days, the investment will be canceled, and a notice of the cancellation and reason will be sent to the Investor. Reconfirmation must be submitted through the Investor's Climatize dashboard. Failure to reconfirm will result in automatic cancellation and refund. Climatize will direct the investor funds for the amount of the investment to be refunded if they have been debited, without interest or deduction.

Oversubscribed

If the Offering is oversubscribed e.g., the investor interest is over the Target Offering Amount, the Issuer plans to allocate investor commitments on a first-come first-served basis. The Issuer is under no obligation to but may choose to accept any additional subscriptions for the Securities once the Issuer has received subscriptions for the maximum amount of the offering. Investors should consider this when they consider the timing of placing their investment commitment.

Restrictions on Transfer of the Securities Being Offered Within the First Year

The Securities being offered generally may not be resold by any purchaser of such Securities for one year beginning when the Securities were issued unless such Securities are transferred: (1) to the issuer of the Securities; (2) to an "accredited investor"; (3) as part of an offering registered with the SEC; or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

After one year, any agreement to transfer or sell the Securities will be authorized only by the written confirmation of both the investor and the Issuer. Without limiting the foregoing, the Issuer shall not recognize and shall issue stop-transfer instructions concerning any such sale, pledge, or transfer, except upon the conditions specified in this Agreement, which conditions are intended to ensure compliance with applicable law. Before any proposed sale, pledge, or transfer of any Security, unless there is in effect a registration statement under the Securities Act covering the proposed transaction, the holder thereof shall give notice to the Issuer of such holder's intention to affect such sale, pledge, or transfer. Each such notice shall describe the manner and circumstances of the proposed sale, pledge, or transfer in sufficient detail and, if reasonably requested by the Issuer, shall be accompanied at such holder's expense by either (i) a written opinion of legal counsel who shall, and whose legal opinion shall, be reasonably satisfactory to the Issuer, addressed to the Issuer, to the effect that the proposed transaction may be effected without registration under the Securities Act; (ii) a "no action" letter from the SEC to the effect that the proposed sale, pledge, or transfer of such Restricted Securities without registration will not result in a recommendation by the staff of the SEC that action be taken with respect thereto; or (iii) any other evidence reasonably satisfactory to counsel of the Issuer to the effect that the proposed sale, pledge, or transfer of the Security may be effected without registration under the Securities Act, whereupon the holder shall be entitled to sell, pledge, or transfer such Security in accordance with the terms of the notice given by the holder to the Issuer.

Appendix 2 – Loan Amortization

The amortization schedule can be found in the Table below.

Please note that past performance is not indicative of future returns. As with any investment, projects hosted on Climatize's platform carry a risk of underperformance or loss. This is not investment advice. Investing carries risks. Please do your research before making any investment decisions. This table is subject to change depending on the Issuance Date.

Payment	Date	Interest Payment	Principal Payment	Total Payment	Remaining Balance
1	01/01/2026	$1,658.53	0	$1,658.53	$637,225.00
2	04/01/2026	$15,134.09	0	$15,134.09	$637,225.00
3	07/01/2026	$15,134.09	0	$15,134.09	$637,225.00
4	10/01/2026	$15,134.09	0	$15,134.09	$637,225.00
5	01/01/2027	$15,134.09	0	$15,134.09	$637,225.00
6	04/01/2027	$15,134.09	0	$15,134.09	$637,225.00
7	07/01/2027	$15,134.09	0	$15,134.09	$637,225.00
8	10/01/2027	$15,134.09	0	$15,134.09	$637,225.00
9	12/09/2027	$15,134.09	$637,225	$652,359.09	$0.00

Appendix 3 – Financial Statements

Mission Energy, Inc.
Consolidated Financial Statements

December 31, 2024 and 2023

Mission Energy, Inc.
Consolidated Financial Statements
As of December 31, 2024 and 2023
Index to Audited Financial Statements

Table of Contents	**Page**



INDEPENDENT AUDITOR'S REPORT

August 13, 2025

The Board of Directors

Mission Energy, Inc.

42020 Village Center Plaza, Ste 120 #650

Aldie, VA 20105

REPORT ON FINANCIAL STATEMENTS

We have audited the consolidated balance sheets of Mission Energy, Inc. as of December 31, 2024 and 2023 and the related statements of operations, changes in owner's equity and cash flows for the period then ended. These financial statements are the responsibility of the Company's management.

MANAGEMENT'S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

Management is responsible for the preparation and fair presentation of these financial statements in accordance with principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

AUDITOR'S RESPONSIBILITY

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted the audit in accordance with generally accepted auditing standards as accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit includes performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of risks of material misstatements of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion.

An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements; evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management; and assessing the overall financial statement presentation.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for audit opinion.

OPINION

In our opinion, the financial statements referred to above present fairly, in all material respects, the Consolidated Balance Sheet of Mission Energy, Inc. as of December 31, 2024 and 2023, and the results of operations, changes in owner's equity and cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America.

Amjad Abu Khamis
Aug. 13, 2025

Certified Public Accountant, NH 08224
 AAK CPA LLC
30 N Gould ST STE R
Sheridan, WY 82801
646-689-4725
amjad@aak-cpa.com

Mission Energy, Inc.

Consolidated Balance Sheet

As of December 31, 2024 and 2023

	2024	2023
Assets		
Current Assets		
Cash at Bank	2,653,706	57,345
Accounts Receivables	630,243	1,215,232
Prepaid Expenses	22,521	5,000
Employee Loans	-	2,280
Security Deposit	10,680	10,680
Total Current Assets	**3,317,150**	**1,290,537**
Total Assets	**3,317,150**	**1,290,537**
Liabilities		
Current Liabilities		
Accounts Payables	579,401	253,306
Credit Cards Payables	10,915	652,353
Accrued Expense	1,720,527	-
Security Deposits	3,193	3,193
Total Current Liabilities	**2,314,035**	**908,852**
Non-Current Liabilities		
Loans Payable	2,095,352	1,598,443
Notes Payable	460,000	715,000
Total Non-Current Liabilities	**2,555,352**	**2,313,443**
Total Liabilities	**4,869,387**	**3,222,294**
Stockholders' Equity		
Common stock at Par Value	3,861	3,861
Capital Contributions (Withdrawals)	(98,861)	(98,861)
Retained Earnings (Deficit)	(1,457,237)	(1,836,757)
Total Shareholder's Equity	**(1,552,237)**	**(1,931,757)**
Total liabilities and Shareholder's Equity	**3,317,150**	**1,290,537**

The accompanying notes are an integral part of these financial statements

Mission Energy, Inc.

Consolidated Income Statement

For the years ended as of December 31, 2024 and 2023

	2024	2023
Revenue		
Construction Management Fees	14,349,792	7,075,977
Program Management Fees	100,000	120,000
Total Operating Revenues	**14,449,792**	**7,195,977**
Cost of Revenues	(11,767,001)	(4,381,128)
Gross Income	**2,682,790**	**2,814,849**
Operating Expenses		
Payroll Expense	1,505,563	1,683,015
Professional Fees	359,539	559,928
Technology Expense	99,424	84,254
Insurance Expense	56,254	59,329
Marketing and Advertising	53,603	26,411
Office Expense	28,176	79,838
Travel Expense	66,285	42,278
Bank Fees and Charges	44,624	118,707
Other General and Administrative Expense	33,146	24,573
Total Operating Expenses	**(2,246,614)**	**(2,678,333)**
Non-Operating Income (Expense)		
Credit Cards Rewards	45,319	-
Other Income	48,399	2
Interest Expense	(150,374)	(124,348)
Total Non-Operating Income (Expense)	**(56,656)**	**(124,346)**
Net Income	**379,520**	**12,170**

The accompanying notes are an integral part of these financial statements

Mission Energy, Inc.

Consolidated Statement of Changes in Stockholders' Equity

For the years ended as of December 31, 2024 and 2023

	Common Stock	Capital Contributions (Withdrawals)	Retained Earnings (Deficit)	Total Stockholders Equity
Balance January 1, 2023	**3,861**	**(98,861)**	**(1,848,927)**	**(1,943,927)**
Net income in 2023	-	-	12,170	(1,931,757)
Balance December 31, 2023	**3,861**	**(98,861)**	**(1,836,757)**	**(1,931,757)**
Net income in 2024	-	-	379,520	(1,552,237)
Balance December 31, 2024	**3,861**	**(98,861)**	**(1,457,237)**	**(1,552,237)**

The accompanying notes are an integral part of these financial statements

Mission Energy, Inc.

Consolidated Statement of Cash Flows

For the years ended as of December 31, 2024 and 2023

	2024	2023
Net Income	**379,520**	**12,170**
Adjustments to reconcile net income to net cash provided by operations		
Change in Accounts Receivables	584,989	(81,228)
Change in Prepaid Expense	(17,521)	30,145
Change in Other Receivables	2,280	1,300
Change in Accounts Payables	326,095	(854,540)
Change in Credit Cards Liabilities	(641,438)	(178,185)
Change in Accrued Expenses	1,720,527	-
Change in Other Payables	-	3,817
Net Cash from Operating Activities	**2,354,452**	**(1,066,521)**
Financing Activities		
Loans Payable	496,909	(66,182)
Notes Payable	(255,000)	715,000
Net Cash from Financing Activities	**241,909**	**648,818**
Net Change in Cash Resources	**2,596,361**	**(417,703)**
Cash, beginning of year	57,345	475,048
Cash, End of Year	**2,653,706**	**57,345**

The accompanying notes are an integral part of these financial statements

Mission Energy, Inc.

Notes to the Consolidated Financial Statements

For the years ended as of December 31, 2024 and 2023

1. Organization and Nature of Operations

Mission Energy, Inc. ("the Company") was incorporated in the State of Delaware on March 28, 2022, to serve as the parent and primary operating entity within the Mission Energy group structure. The predecessor company is Mission Energy LLC, founded in 2019. The company is a vertically integrated renewable energy company focused on accelerating the transition to a carbon-free future. The Company develops, designs, and builds solar, battery, and energy efficiency systems in the commercial and industrial market.

With a mission to drive the deployment of clean energy technologies, Mission Energy offers full-spectrum project development services, including site evaluation, system engineering, permitting, financing coordination, and construction management. The Company serves a variety of clients, including municipalities, school districts, businesses, and institutions, with a focus on non-profits, community-centric and environmentally sustainable solutions.

The consolidated financial statements include the accounts of Mission Energy, Inc. and its wholly owned subsidiaries:

- Mission Energy Development LLC, which serves as the platform for development and construction activities.
- Mission Energy Assets LLC, which was established to hold single-purpose entities used to warehouse individual renewable energy projects. As of December 31, 2024, this entity had minimal activity.

2. Summary of Significant Accounting Policies

2.1. Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and reflect the financial position, results of operations, and cash flows of Mission Energy, Inc. and its wholly owned subsidiaries for the years ended December 31, 2024 and 2023. All intercompany balances and transactions have been eliminated in consolidation.

2.2. Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Management evaluates these estimates and assumptions based on historical experience and believes they are reasonable given the information available at the time of preparation.

Mission Energy, Inc.

Notes to the Consolidated Financial Statements

For the years ended as of December 31, 2024 and 2023

2.3. Cash and cash equivalents

Cash and cash equivalents include balances held with financial institutions and highly liquid investments with original maturities of three months or less. Cash that is legally or contractually restricted as to withdrawal or use is classified separately as restricted cash, if applicable.

2.4. Accounts Receivable

Accounts receivable represents amounts due from customers for services rendered in the ordinary course of business and are recorded at their invoiced amounts. Management evaluates the collectability of outstanding balances on an ongoing basis. As of December 31, 2024 and 2023, management determined that all receivables were fully collectible; therefore, no allowance for doubtful accounts has been recorded.

2.5. Revenue Recognition

The Company recognizes revenue in accordance with ASC 606, *Revenue from Contracts with Customers*. Under this standard, revenue is recognized when control of promised goods or services is transferred to customers in an amount that reflects the consideration the Company expects to receive in exchange for those services.

The Company primarily generates revenue through construction management services and program management services in connection with renewable energy projects.

- Construction Management Fees: These revenues are earned through the management and oversight of solar project development and construction activities. Revenue is recognized over time as performance obligations are satisfied, typically based on input measures such as progress toward project completion, costs incurred, or milestones reached. The use of over-time recognition reflects the continuous transfer of control to the customer during the construction phase.

- Program Management Fees: These revenues are generally recognized either over the term of the program or at the point in time when the related services are delivered, depending on the specific terms of the customer agreement.

Contracts with customers are generally fixed-fee arrangements without significant variable consideration. Invoices are issued based on agreed milestones or billing schedules, and payment terms are typically 30 to 60 days from invoice date.

There were no significant contract modifications or performance obligations requiring separate disclosure as of the balance sheet dates. The Company does not have significant deferred revenue as of December 31, 2024 and 2023.

2.6. Risks and Uncertainties

The Company operates in the renewable energy industry, which is subject to evolving regulatory environments, project financing risks, and shifts in public policy related to clean energy initiatives. The Company's results may be affected by changes in government incentives,

Mission Energy, Inc.

Notes to the Consolidated Financial Statements

For the years ended as of December 31, 2024 and 2023

permitting delays, supply chain constraints, subcontractor availability, and general economic conditions. Management continues to monitor these factors and adjust operational strategies accordingly.

2.7. Basis of Consolidation

The consolidated financial statements include the accounts of Mission Energy, Inc. and its wholly owned subsidiaries: Mission Energy Development LLC and Mission Energy Assets LLC. All significant intercompany balances and transactions have been eliminated in consolidation.

Mission Energy Development LLC serves as the Company's primary platform for project development and construction activities. Mission Energy Assets LLC was established to hold special purpose entities for renewable energy assets; however, there was no activity in this entity through December 31, 2024.

The Company consolidates entities in which it holds a controlling financial interest, typically through ownership of a majority voting interest. Entities in which the Company does not have a controlling interest are not consolidated.

2.8. Income Taxes

The Company accounts for income taxes using the asset and liability method in accordance with U.S. GAAP. Under this method, deferred tax assets and liabilities are recognized for temporary differences between the financial statement and tax return bases of assets and liabilities. A valuation allowance is recorded when it is more likely than not that some or all deferred tax assets will not be realized.

The Company files federal and state income tax returns as a C corporation. No provision for income taxes has been recorded for the years ended December 31, 2024 and 2023, as the Company utilized net operating loss carry forwards and has a full valuation allowance on its deferred tax assets.

3. Accrued Expenses

As of December 31, 2024, accrued expenses totalled $1,720,527, and primarily represent construction-related costs incurred but not yet invoiced. These accruals are tied to project development milestones, subcontractor commitments, and equipment procurement made prior to year-end. The components of the accrued expenses include:

- Subcontracted construction services and site work
- Equipment and material orders (racking, modules, inverters)
- Environmental and permitting services (e.g., ESA, ALTA studies)

All amounts are expected to be settled in the normal course of operations during the following year.

Mission Energy, Inc.

Notes to the Consolidated Financial Statements

For the years ended as of December 31, 2024 and 2023

4. Loans and Notes Payable

As of December 31, 2024, the Company had total borrowings of $2,555,352, consisting of both unsecured loans and notes payable to third-party lenders. These borrowings were used primarily to support project development, working capital, and construction activities.

Notes Payable

The balance of notes payable includes the following:

- Convertible Note – JR Rev Trust 2023.06:

  The Company issued a convertible promissory note totaling $455,459 to JR Revocable Trust in 2023. The note is unsecured, accrues interest, and includes an option to convert to equity under certain conditions. As of December 31, 2024, the note remained outstanding.

- Loan from Catholic Climate Covenant (CCC):

  On June 28, 2024, the Company fully repaid the outstanding balance of its prior CCC loan, reducing the amount owed to $0. On the same date, the Company executed a new loan agreement with CCC for $1,000,000, the maximum available under the facility, in connection with the SSM St. Mary's Phase 2 solar project. The loan is secured by the assets of the related project subsidiary and bears interest at the stated contractual rate. As of December 31, 2024, the full $1,000,000 remained outstanding and is included in loans payable.

Other Loans:

Other loans payable consists of unsecured advances from various lenders to fund operations and project execution. This includes residual balances from project-level borrowings (e.g., FSPA/Light of Christ I), which are classified under loans payable. The Company also holds a Small Business Administration (SBA) Economic Injury Disaster Loan (EIDL) with immaterial outstanding principal, payable in monthly installments of $478.

Maturity and Classification

All borrowings are classified as non-current liabilities, as no repayment is expected within the next 12 months. No covenant defaults or breaches occurred during the reporting period.

5. Revenue Recognition

The Company recognizes revenue in accordance with ASC 606, *Revenue from Contracts with Customers*, when control of the promised goods or services is transferred to customers in an amount that reflects the consideration the Company expects to receive in exchange for those goods or services. The Company generates revenue primarily from two sources:

Mission Energy, Inc.

Notes to the Consolidated Financial Statements

For the years ended as of December 31, 2024 and 2023

1. Construction Management Services

   Revenue from construction-related services is recognized over time as performance obligations are satisfied, based on project milestones defined in the agreements. These milestones may include notice to proceed (NTP), delivery of racking and modules, installation of equipment, and mechanical completion. Each milestone represents a distinct stage of progress toward contract fulfilment.

2. Program Management Fees

   Revenue from program management services is recognized ratably over the term of the service agreement, as services are provided to nonprofit and mission-aligned clients. These are typically fixed-fee arrangements billed monthly or quarterly.

The Company's contracts do not include variable consideration, and there are no significant financing components, contract assets, or deferred revenue balances as of the reporting date. All revenue is recognized in accordance with the transfer of control and agreed milestones under the respective customer contracts.

6. Shareholders' Equity

Mission Energy Inc (the "Company") was incorporated in the State of Delaware on March 28, 2022. Pursuant to its Certificate of Incorporation, the Company is authorized to issue 3,860,625 shares of common stock with a par value of $0.001 per share.

As of December 31, 2024 and 2023, all issued shares were common stock. No preferred stock has been authorized or issued. There were no changes in the equity structure, stock issuances, or dividend distributions during the years presented.

7. Subsequent Events

The Company evaluated events and transactions that occurred subsequent to the balance sheet date, through the date the financial statements were available to be issued. No events requiring disclosure were identified.

Appendix 4 – Material Information





◉ Goal

This investment will finance solar equipment for a medical warehouse in Minneapolis, Minnesota, operated by Allina Health System. The warehouse is a vital part of the region's healthcare supply chain. By purchasing the equipment now, the project secures valuable federal clean energy incentives and lays the groundwork for full construction. This step helps lock in savings that make the project stronger financially. Once built, the solar installation is expected to lower the facility's operating costs and provide stable, predictable energy expenses over the long term. By investing, you are helping bring clean energy to the healthcare sector while supporting a cost-conscious project that advances decarbonization.


SOLAR PV ELECTRIC GENERATION SYSTEM INSTALLATION ON EXISTING ROOFTOP
2828 10th Ave S, Minneapolis, MN 55407
LEGEND
SYSTEM SUMMARY
TAX MAP
UTILITY MAP
PhRGD
Allina Health
Z-000.00

Interest: 9.5%

Term: 24 months

Goal: $ 637225

Investors:

Minimum Goal: $ 531225

Funded: $ 0

Project Timeline

Cancellation	12/20/2025, 11:59:00 PM
Funding	12/22/2025, 11:59:00 PM
Term Conversion (distributions start)	1/1/2026, 11:59:00 PM
Maturity (distributions end)	1/1/2028, 11:59:00 PM

(all times are local)

Financial Details

The investment consists of a 24-month interest-only loan that pays investors quarterly interest payments at an annual rate of 9.5%, scheduled for January 1, April 1, July 1, and October 1 following the funding date. At the end of the term, investors will receive a final lump-sum payment that includes any accrued interest and the full return of principal. There is no prepayment penalty.

Financial Documents

No financial documents.

⏴ Minneapolis, MN

🌐

Project Updates

Mission Energy
This project is led by Mission Energy, a renewable energy developer with a strong record of bringing clean power to schools, nonprofits, and communities across the U.S. Specializing in community-scale solar, the firm delivers financial savings and social impact. Its team brings expertise in development, financing, and construction, having completed dozens of solar projects that cut costs and help institutions transition to sustainable energy.

Team Members

    

| Laura Clark | Page Gravely | Dan Last | Jeff Rauenhorst | Robert Quist |
| *VP, Operations* | *President* | *CDO* | *CEO* | *CIO* |

✉ Impact Statement (shown in welcome email)
Behind-the-meter solar installation serving a medical warehouse facility in Minneapolis, Minnesota.

Appendix 5 – Defined Terms

Unless otherwise indicated, capitalized terms used in the Form C have the meaning set forth below. Additional terms may be defined in the Term Sheet or incorporated offering documents. Terms not defined in Regulation Crowdfunding (17 C.F.R. § 227.100 et seq.) or applicable securities laws are incorporated by reference.

"<u>Accredited Investor</u>" means a person or entity that meets the criteria set forth in Rule 501(a) of Regulation D, including but not limited to individuals with a net worth over $1 million (excluding primary residence) or annual income exceeding $200,000 (or $300,000 jointly with a spouse).

"<u>Administrative Agent</u>" means Climatize Earth Securities LLC in its capacity as the representative of Noteholders under the Offering Materials, with authority to act on behalf of Investors for administrative and enforcement matters.

"<u>Balloon Payment</u>" means a lump-sum principal repayment due at the end of the Note term. For this Offering, the balloon payment is due at maturity and includes all unpaid principal.

"<u>Change of Control</u>" means any of the following: (1) sale or disposition of all or substantially all assets or equity of the Issuer, (2) change in over 50% of the Issuer's voting power, or (3) a merger or reorganization of the Issuer where control shifts.

"<u>Clawback</u>" means the mandatory return of Investor funds in the event of an improper release of funds in violation of Regulation Crowdfunding. The Clawback obligation survives repayment and is not subject to offset or delay.

"<u>Collateral</u>" means development-stage assets funded by the Offering, including leasehold rights, permits, interconnection deposits, equipment, and the Payment Reserve Account.

"<u>Default</u>" means a failure to perform under the terms of the Note, or other Offering Materials. Includes non-payment, breach of covenants, insolvency, or misapplication of funds.

"<u>Disqualifying Event</u>" means an event disqualifying the Issuer or its principals from relying on Regulation Crowdfunding, as defined in Rule 503 of Regulation Crowdfunding.

"<u>Early Close</u>" means a permitted early closing of the Offering if: (1) Target Offering Amount is met in settled funds, (2) the Offering has been open at least 21 days, and (3) 10 calendar days remain before the Close Date. Investors receive 5 business days' notice before the Early Close.

"<u>Escrow Agent</u>" means North Capital Securities, the third-party provider responsible for holding investor funds until the Offering's close.

"<u>Interest Rate</u>" means the fixed annual interest rate applied to the principal balance of the Note, payable quarterly.

"<u>Investor or Noteholder</u>" means any person or entity who commits capital to this Offering and receives a Note under the Form C and Offering Materials.

"Issuance Date" means the date on which the Offering closes and the Note is issued, starting the 24-month loan term.

"Issuer" means Mission Energy Inc., the entity conducting this Regulation Crowdfunding Offering.

"Maturity Date" means the date that occurs 24 months after the Issuance Date. At maturity, all unpaid principal and accrued interest are due in full.

"Member of the Family of the Purchaser or the Equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, and all in-laws of the purchaser; includes adoptive relationships.

"Material Change" means any change to the Issuer, Offering terms, or project information that could reasonably affect an Investor's decision. Triggers reconfirmation requirements under Regulation Crowdfunding.

"Note" means the debt instrument issued to Investors under this Offering. Described in this Form C which are interest-only secured with the collateral as described herein.

"Notice to Proceed (NTP)" means the milestone in a solar project at which all required permits, interconnection approvals, and contracts are in place, and construction is authorized to begin.

"Offering" means the Regulation Crowdfunding investment opportunity described in this Form C, pursuant to which Notes are issued to Investors.

"Offering Amount" means the Target Offering Amount of $319,725.00, and the Maximum Offering Amount of $531,725.00.

"Offering Close Date" means the date the Offering ends, whether by Early Close or the expiration of the stated Offering period.

"Payment Reserve Account" means a reserve funded initially by the Offering proceeds to ensure quarterly interest payments.

"Payment Waterfall" means the sequence in which loan proceeds or repayments are allocated: (1) Servicing Fee, (2) Accrued Interest, (3) Principal, (4) Excess Cash. Defined in the Term Sheet.

"Regulation Crowdfunding" means a federal securities exemption under Section 4(a)(6) of the Securities Act of 1933 and 17 C.F.R. § 227.100 et seq., allowing small issuers to raise capital from the public through registered intermediaries.

"SEC" means the United States Securities and Exchange Commission.

"Security or Securities" means the Notes offered in this Form C under Regulation Crowdfunding.

"Senior Lender" means a financial institution or entity holding senior secured obligations of the Issuer. Senior Lender rights take priority over Investor rights.

"Servicing Fee" means a 0.50% annual fee on the initial loan principal that is paid to Climatize for its role as intermediary and Administrative Agent.

"Spousal Equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

"Target Offering Amount" means the minimum amount of investor commitments required to complete the Offering.

"Term Sheet" means a summary of the Offering's key financial and legal terms, attached as Exhibit B.

"Use of Proceeds" means the permitted expenditures using Offering proceeds, including project pre-development, legal/accounting expenses, and the Payment Reserve. Defined in the Term Sheet.